                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        SANDERS MORRIS HARRIS GROUP, INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   723465 100
                                 (CUSIP number)

                                  Ben T. Morris
                Sanders Morris Mundy Inc., 600 Travis, Suite 3100
                       Houston, Texas 77002 (713) 224-3100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 18, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 723465 100                    13D                    Page 2 of 9 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      DON A. SANDERS
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (See Instructions)                                         (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

      SC
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      TEXAS
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES                  2,262,582
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8.    Shared Voting Power
     EACH
   REPORTING                34,200
    PERSON           -----------------------------------------------------------
     WITH             9.    Sole Dispositive Power

                            2,262,582
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            34,200
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,296,782
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      13.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

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

CUSIP NO. 723465 100                    13D                    Page 3 of 9 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      BEN T. MORRIS
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (See Instructions)                                         (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

      SC
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      TEXAS
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES                  1,186,938
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8.    Shared Voting Power
     EACH
   REPORTING                0
    PERSON           -----------------------------------------------------------
     WITH             9.    Sole Dispositive Power

                            1,186,938
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,186,938
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

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

CUSIP NO. 723465 100                    13D                    Page 4 of 9 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      GEORGE L. BALL
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (See Instructions)                                         (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

      SC
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      TEXAS
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES                  1,206,438
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY           8.    Shared Voting Power
     EACH
   REPORTING                25,000
    PERSON           -----------------------------------------------------------
     WITH             9.    Sole Dispositive Power

                            1,206,438
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            25,000
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,231,438
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      7.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

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


CUSIP NO. 723465 100                    13D                    Page 5 of 9 Pages


Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Sanders Morris Harris Group, Inc., a Texas corporation (the "Issuer"), whose principal executive office is located at 600 Travis, Suite 3100, Houston, Texas 77002.

Item 2. Identity and Background.

     Don A. Sanders' business address is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Sanders is employed by Sanders Morris Harris Inc., a Texas corporation and wholly owned subsidiary of the Issuer ("SMH"). Mr. Sanders is a director and Vice Chairman of the Issuer and a director of SMH. Mr. Sanders' business address is 600 Travis, Suite 3100, Houston, Texas 77002.

     Ben T. Morris' business address is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a director and Chief Executive Officer of the Issuer and President and Chief Executive Officer of SMH.

     George L. Ball's business address is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Ball is Chairman of the Board of the Issuer and SMH.

     During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     Each of the reporting persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     No funds were used by the reporting persons in acquiring the securities. The shares were received by the reporting persons in exchange for shares of common stock of SMM owned by the reporting persons in connection with the merger of Harris Webb & Garrison, Inc., a Texas corporation and wholly-owned subsidiary of the Issuer ("HWG"), with and into SMH pursuant to which SMH became a wholly-owned subsidiary of the Issuer. Shares of common stock of SMH were converted into shares of the Issuer on the basis of 117.32785 shares of the Issuer for each share of SMH owned by the reporting persons. The terms of the transaction are set forth in the Amended and Restated Agreement and Plan of Reorganization dated as of November 31, 1999, among the Issuer, HWG, SMH, and the shareholders of SMH.

Item 4. Purpose of Transaction.

     The securities of the Issuer were acquired by the reporting persons in connection with the merger of HWG and SMH in a privately negotiated transaction for investment purposes only.

     Messrs. Sanders, Morris, and Ball became directors of the Issuer on closing of the merger.

     The reporting persons currently intend to review continuously their equity interest in the Issuer. Depending upon each reporting persons's


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CUSIP NO. 723465 100                    13D                    Page 6 of 9 Pages


individual evaluation of The Issuer's business and prospects and upon future developments, a reporting person, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the reporting persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12
(g) (4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified In Item 2 is as follows:

                           Aggregate Number                       Percentage
Beneficial Owner             Shares Owned          Class           of Class
----------------           ----------------        -----          ----------
Don A. Sanders               2,296,782(1)          Common            13.4
Ben T. Morris                1,186,938(2)          Common             6.9
George L. Ball               1,201,546(3)          Common             7.2

(1) Includes 30,000 shares issuable on exercise of stock options, 3,000 shares owned by Mr. Sanders' spouse, 31,200 shares held by the Estate of John Drury, of which Mr. Sanders is an executor, 250,000 shares owned by a limited partnership of which Mr. Sanders controls the general partner and 135,233 shares of restricted stock.

(2) Includes 25,000 shares issuable upon exercise of stock options and 2,500 shares of restricted stock.

(3) Includes 25,000 shares issuable upon exercise of stock options, 25,000 shares owned by Mr. Ball's spouse, and 3,500 shares of restricted stock.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

     The applicable beneficial owners have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable beneficial owner's shares.

     (c) Mr. Morris resigned as co-trustee of the Sanders 1998 Children's Trust on June 18, 2003.

     (d) Not applicable.


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CUSIP NO. 723465 100                    13D                    Page 7 of 9 Pages


     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

        Exhibit      Title

           A         Joint acquisition filing statement

           B Amended and Restated Agreement and Plan of Reorganization dated as of November 12, 1999, among Pinnacle Global Group, Inc., Harris Webb & Garrison, Inc., Sanders Morris Mundy Inc., and the shareholders of Sanders Morris Mundy Inc. [Incorporated by reference to Exhibit A to the definitive proxy statement of Pinnacle Global Group, Inc., filed on
                     Schedule 14A on December 6, 1999]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated June 25, 2003

/s/ Don A. Sanders
------------------------
Don A. Sanders


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